February 2, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeffrey P. Riedler

Scot Foley

John Krug

Re:	Nexvet Biopharma public limited company

Registration Statement on Form S-1

File No. 333-201309

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise you that the underwriters have distributed approximately 1,045 copies of the Preliminary Prospectus dated January 26, 2015 through the date hereof, to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:15 p.m. Eastern Time, on Wednesday, February 4, 2015 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

                         INCORPORATED

COWEN AND COMPANY, LLC

            As representatives of the several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Richard A. Diaz
Name: Richard A. Diaz
Title: Authorized Signatory

By:	COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
Name: Jason Fenton
Title: Managing Director

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]